Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN. THE SECURITIES OFFERED WILL NOT BE OR HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Borr Drilling Limited – Equity offering successfully completed

Hamilton, Bermuda, 21 May 2020

Borr Drilling Limited is pleased to announce the successful completion of the Equity Offering through the subscription and allocation of 46,153,846 new depositary receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each at a subscription price of USD 0.65 per share (equivalent to NOK 6.45 per share), raising gross proceeds of USD 30 million.

The date for settlement of the Equity Offering is expected to be on or about 5 June 2020.

Following completion of the Equity Offering, the Company's outstanding and issued share capital will increase by USD 2,307,692 to USD 7,921,596, divided on 158,431,191 shares with a nominal value of USD 0.05 per share.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the Equity Offering and settlement.  Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to meet the conditions for completion of the offering or otherwise complete the Equity Offering and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.